September 17, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Russell Mancuso, Branch Chief David Burton, Staff Accountant Kevin Vaughn, Accounting Branch Chief Celia Soehner, Attorney Tim Buchmiller, Senior Attorney

Re:	Pacific Biosciences of California, Inc. Registration Statement on Form S-1 Filed on August 16, 2010 File No. 333-168858

Ladies and Gentlemen:

On behalf of Pacific Biosciences of California, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 10, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-168858) filed with the Commission on August 16, 2010.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information and missing exhibits.

Securities and Exchange Commission

September 17, 2010

The Company respectfully acknowledges the Staff’s comment and confirms that any preliminary prospectus that it circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price range within that range.

Table of Contents, page 2

2.	We note your disclosure in the last sentence of the last paragraph. Please tell us why it is appropriate to shift the burden to investors of informing themselves of any restrictions relating to your offering and the distribution of your prospectus. Please ensure that you have disclosed all applicable restrictions and to whom those restrictions apply.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not anticipate making this offering or distributing the prospectus in any jurisdiction where action for that purpose is required, other than the United States. However, the Company may not be able to control how the prospectus is distributed after its initial distribution by the Company or the underwriters, and it is possible that the prospectus may be received by investors in foreign jurisdictions where additional action is required. Because it is impossible to know all the foreign jurisdictions in which the prospectus may be distributed, the Company believes it is appropriate to shift the burden to foreign investors of informing themselves of any restrictions relating to the offering and the distribution of the prospectus. The Company respectfully advises the Staff that it has disclosed all applicable restrictions and to whom such restrictions apply with respect to investors in the United States. The Company has revised the language on page i to clarify that this pertains only to investors residing outside of the United States.

Graphics

3.	If you elect to retain the narrative disclosure accompanying your graphics on the front and back cover, please also present a balanced portrayal of your company and business such as by also noting the business risks or challenges. If such balancing disclosure is inappropriate for your graphics, please relocate the narrative disclosure to a more appropriate section of your prospectus where you can present balanced disclosure.

In response to the Staff’s comment and based on our conversation with the Staff, the Company has revised the graphics on the front and back cover of the prospectus.

Prospectus Summary, page 1

4.	Please substantially revise your disclosure in this section to avoid vague statements and instead describe your business and industry in concrete, everyday terms. We note as examples your statements that “[your] mission is to transform the way humankind acquires, processes and interprets data from living systems. . .” and your belief that “[y]our SMRT platform represents a new paradigm in biological science . . . that has the potential to significantly impact a number of areas critical to humankind . . . .” Please also apply this comment to your disclosure in your “Business” section starting on page 49.

Securities and Exchange Commission

September 17, 2010

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Prospectus Summary section on page 1 and the Business section starting on page 53 as requested to eliminate the vague statements and provide more concrete, everyday terms.

5.	Please also revise your disclosure to avoid the use of undefined scientific or technical terms; we note as examples your references to “PCR amplification,” “flush and scan method,” “DNA methylation,” and “ligand binding.” If you must include technical terms that may be unfamiliar to individuals who are not experts in your industry, please explain such terms concisely at the time of first use.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in this section and throughout the prospectus to define scientific or technical terms at the time of first use.

6.	Please tell us how your statements regarding the feasibility and superiority of your technology are reconcilable with your disclosure on page 10 that your products involve “unproven . . . technology.”

In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure in the risk factor on page 11 and throughout the prospectus to clarify that the Company’s technology is not unproven. Since the Company’s technology has been proven to deliver certain capabilities as evidenced by peer-reviewed publications and copies of limited production release customer acceptances, copies of which are provided to the Staff supplementally in response to Comments 11 and 50, the original disclosure on page 11 was incorrect. The Company has retained the disclosure of risk associated with the fact that its technology is highly complex and the support requirements are largely unknown.

7.	Please provide us independent, objective support for the following statements:

•	that you “have developed a novel approach to studying the synthesis and regulation of DNA, RNA and protein” (page 1);

•	that the design of your system “should facilitate rapid adoption” (page 1);

•

that your SMRT platform “. . . has the potential to significantly impact a number of areas . . . including the diagnosis and treatment of disease as well as efforts to improve the world’s food and energy supply” (page 1);

•	your belief that “the long readlengths produced by the PacBio RS will allow insights into biology that are not possible with existing technologies” (page 3); and

•	that your “system is easy to use and adopt” and that sample preparation is “simple and fast” (page 3).

The Company is supplementally providing the Staff with the peer-reviewed papers entitled “Real-Time DNA Sequencing from Single Polymerase Molecules,” Science, January 2009, Vol. 323, and “Direct

Securities and Exchange Commission

September 17, 2010

detection of DNA methylation during single-molecule, real-time sequencing,” Nature Methods, June 2010, Vol. 7, No. 6, which provide independent, objective support for the Company’s statement that it has developed a novel approach to studying the synthesis and regulation of DNA. Although these papers were co-authored by employees of the Company, the publication process for top-tier scientific journals in which these papers appear involves an extensive peer review process. The Company advises the Staff that it has removed the reference to RNA and protein in the “Overview” sections of the prospectus, and directs the Staff to its response to Comment 14, which provides independent, objective support for the Company’s statement that the SMRT technology also enables the study of RNA and protein.

Further, in response to the Staff’s comment, the Company has removed the disclosure that the design of its system “should facilitate rapid adoption” and that its SMRT platform “ . . . has the potential to significantly impact a number of areas . . . including the diagnosis and treatment of disease as well as efforts to improve the world’s food and energy supply.”

The Company is supplementally providing the Staff with a scientific paper titled “Structural Variation of the Human Genome,” Annual Review of Genomics and Human Genetics, 2006, Vol 7 that provides independent, objective support for the Company’s belief that “the long readlengths produced by the PacBio RS will allow insights into biology that are not possible with existing technologies.”

Lastly, the Company has revised its disclosure on page 4 and throughout the prospectus to disclose that it believes that its system is easy to use and adopt and that sample preparation is designed to be simple and fast. The Company has received confidential feedback from its limited production release customers that support these statements and can provide these to the Staff on a confidential basis upon request.

Overview, page 1

8.	Please balance your disclosure in the opening paragraphs by disclosing that you have generated no revenue from product sales to date, as discussed at the bottom of page 9, and to clarify that you currently have no commercial products available. Please clarify that all of your revenues to date have been derived from government grants.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3 and 53 as requested.

9.	Please revise your disclosure here and under the overview of your Business section on page 49 to clarify the nature of your technology by discussing the constituent components of your system. For example, what does your system incorporate by way of specific hardware, software, chemicals and biological products, and how do these parts interact when the product is functioning? Also clarify in an appropriate section of your document which constituent components are proprietary or covered by patents and which are licensed from a third party.

Securities and Exchange Commission

September 17, 2010

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 53 to clarify the nature of its technology by discussing the constituent components of its system. The Company respectfully advises the Staff that it has provided disclosure in paragraphs 2, 4, 5, 6 and 7 in the Intellectual Property section starting on page 67 to disclose which constituent components are proprietary or covered by patents and which are licensed from a third party. In general, each of the Company’s products is covered by multiple patents or pending patent applications that it owns or licenses from third parties.

10.	Please revise to clarify what you mean by “our consumables,” as discussed in the second paragraph under this section.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in this section as requested.

11.	Please provide us with the peer reviewed articles mentioned in this section.

The Company respectfully acknowledges the Staff’s comment and is supplementally providing the Staff with the peer reviewed articles mentioned in this section, including (i) “Real-time tRNA transit on single translating ribosomes at codon resolution,” Nature, April 2010, Vol. 464, (ii) “Real-Time DNA Sequencing from Single Polymerase Molecules,” Science, January 2009, Vol. 323, and (iii) “Direct detection of DNA methylation during single-molecule, real-time sequencing,” Nature Methods, June 2010, Vol. 7, No. 6.

12.	We note your disclosure that your product enables the study of RNA and protein synthesis and regulation. Please clarify if the products you intend to launch for commercial use will have the ability to study RNA and protein synthesis and regulation. Please clarify in an appropriate location what you mean by protein regulation.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure by removing the reference to RNA and protein in the “Overview” section of the prospectus. The Company advises the Staff that clarification of the term “protein regulation” is not required because the term is no longer used in the prospectus.

13.	We note your disclosure that your SMRT technology enables “real-time” analysis of biomolecules with “single molecule resolution.” We also note that after the tagged nucleotide is imaged, the image then has to be processed and the order of the various DNA strands being studied has to be reassembled using further computational efforts before the results can be read. In this regard, please clarify how your technology enables “real-time” analysis. Please also clarify that you are not observing or resolving the biomolecule itself, but identifying the tag associated with that molecule.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 as requested. In addition, the Company has clarified on page 2 that a user can view nucleotides being incorporated into a growing DNA strand within the ZMW by visualizing a fluorescent signal, or tag, associated with the nucleotide that is being incorporated.

Securities and Exchange Commission

September 17, 2010

14.	With regard to your disclosure that your technology enables the study of RNA and protein, and with a view towards revised disclosure, please tell us whether you have demonstrated an ability to tag RNA and amino acids without affecting the synthesis of RNA polymers and proteins. Tell us if that ability is proprietary and disclose any risks in developing these aspects of your product for commercial usage. Please also tell us if your RNA testing has demonstrated whether the RNA molecules are sufficiently stable for purposes of your tests.

In response to the Staff’s comment, the Company advises the Staff that RNA tagging is not required for the Company’s approach; direct sequencing of RNA can be performed using a reverse transcriptase enzyme, which uses the same nucleotides that a DNA polymerase would use. Therefore, synthesis is unaffected. For protein, tagging of the tRNA is required and the Company has demonstrated the ability to do so without affecting the synthesis of protein which has been published in a peer reviewed paper entitled “Real-time tRNA transit on single translating ribosomes at codon resolution,” Nature, April 15, 2010, Vol. 464, a copy of which will be supplementally provided to the Staff.

The Company respectfully advises the Staff that the Company’s approach described above is proprietary. The Company has added a risk factor on page 11 to disclose the risks associated with developing future commercial applications.

RNA degradation is an issue for all methods studying RNA and the adoption of standard laboratory practices is sufficient to address the issue. The Company respectfully submits to the Staff that it provides details about the capability of SMRT technology to study RNA and protein in the section of the prospectus entitled “Future Commercial Applications” on pages 64 and 65.

15.	We note your disclosure that your ability to generate longer readlengths is an important aspect of your technology. We also note from your disclosure that you are using single stranded DNA as the template for your sequencing studies and that your wells are measured at the nanometer level. In this regard, and with a view towards enhanced disclosure, please tell us whether the use of single-stranded DNA in your wells in any ways limits the readlengths you are able to achieve. For example, would DNA hairpins prevent your DNA polymerase from reading the entire strand under study? Also tell us whether the size of your wells places any limits on the readlengths that you are able to accomplish.

In response to the Staff’s comment, the Company advises the Staff that secondary structure, such as hairpins, does not limit the readlengths that it is able to achieve. The studies that were published in the peer reviewed paper entitled “Real-Time DNA Sequencing from Single Polymerase Molecules,” Science, January 2009, Vol. 323, a copy of which will be supplementally provided to the Staff, used single stranded DNA. As demonstrated in the highlighted portion of the paper, while secondary structure in single stranded DNA may cause a pausing event it does not interfere with the development of accurate consensus sequence . The Company also respectfully advises the staff that this is not an issue with the current sequencing process, as the SMRTbell format it uses is double stranded DNA, which is reflected in the modified disclosure on page 61 in the Business section. The Company does not believe that well size places limits on the readlengths it is able to accomplish because the entire template does not need to be in the ZMW at the same time.

16.	In an appropriate location in your prospectus, please disclose how your technology could be used in molecular diagnostics, drug discovery and development, food safety, forensics, biosecurity and bio-fuels; please clarify for each of these uses whether you or a third party would potentially use your technology for those uses.

Securities and Exchange Commission

September 17, 2010

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 4, 53 and 64 of the prospectus as requested.

Our solution, page 2

17.	Please provide us with support for the market opportunity data and industry statistics that you have included throughout your prospectus. Clearly mark the relevant sections that support the data and statistics, and note the applicable page number in the registration statement where the disclosure is located. Please also tell us:

•	how you confirmed that the information reflects the most recent available information;

•	whether all of the information is publicly available;

•	whether you paid for the compilation of any of the data;

•	whether any market information was prepared for your use in the registration statement or by an affiliated party; and

•	whether the authors of the industry information consented to your use of such data in the registration statement.

In response to the Staff’s comment, the Company advises the Staff that it contracted with, and paid Scientia Advisors, a life sciences consulting firm, to investigate the market opportunity for sequencing technology. The Company has supplementally included a copy of the report, entitled, “Executive Summary: Opportunities for Sequencing Technology” (the “Scientia Study”), dated July 26, 2010. In addition, the Company has included additional information from Scientia Advisors dated August 9, 2010 entitled, “2009 Sequencing Market Sizing Call” (the “Scientia Amendment”). Pages 12 and 13 of the Scientia Study describe the size of the worldwide market for sequencing technology growing from $1.1B in 2009 to $3.64B in 2014. Page 3 of the Scientia Amendment describes an additional $66M of estimated sequencing revenue in 2009, bringing the total to approximately $1.2B of sequencing revenue generated in 2009. The Company references the figures from these pages of the Scientia documents on Pages 2 and 63 of the prospectus. The information in the Scientia documents reflects the most recent information available to the Company. Scientia Advisors was made aware at the time the study was performed that the Company intended to reference their research in the Company’s registration statement, and Scientia Advisors has given the Company their consent to do so.

18.	In an appropriate section of your prospectus, please explain how your system “addresses many of the limitations” of prior generation technologies and how it “enables new types of biological research that were previously not feasible.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 57 of the prospectus to list the limitations of the first and second generation sequencing technologies addressed by the Company’s third generation DNA sequencing system. In addition, the Company has revised the disclosure on pages 1 and 5 to list the other types of biological research that may be possible with SMRT technology. The Company respectfully submits that

Securities and Exchange Commission

September 17, 2010

the prospectus does contain detailed explanations of the limitations of the prior generation technologies in the disclosure under “Evolution of Sequencing,” which begins on page 55 of the prospectus. In addition, the Company provides an explanation under “SMRT Sequencing Advantages” beginning on page 59 of the prospectus of how its third generation sequencing system addresses these limitations. To avoid confusion, the Company has also removed the language in the prospectus that provides its SMRT technology enables biological research that were previously not feasible, and instead lists the additional types of biological research that may be capable using its SMRT technology, including kinetic detection, RNA transcription monitoring, RNA sequencing, protein translation and ligand binding. The Company explains each of the future applications under the heading “Future Commercial Applications,” which begins on page 64 of the prospectus.

19.	We note your disclosure in the first bullet point of the second paragraph that each array has approximately 75,000 zero mode waveguides. We also note from an article in Technology Review entitled “DNA in Real Time” published on September 16, 2008 that, as of the time of that article, only about one-third of your zero mode waveguides, or wells, are used and that the remaining two-thirds house either no enzyme or more than one enzyme, and thus fail to generate useful information. In an appropriate location in your prospectus, please disclose the current limitations on the usage of the total number of wells on your SMRT Cells.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 58 as requested.

20.	We note your reference to your “customers” in the last paragraph of this section. Please clarify, if true, that the products you have shipped to date have been related to your limited production release program and that you have not recognized revenue from these deliveries to date and that your backlog, to the extent it consists of deliveries of products that are part of your limited production release program, will not result in revenue recognition as the contracts pursuant to which your products are delivered require the delivery of full commercial release units, which may not occur.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 66 of the prospectus as requested.

SMRT Sequencing Advantages, page 3

21.	With reference to your first bullet point, please explain in an appropriate location how your technology allows the observation of “structural” variation. Explain why first and second generation sequencers are unable to accomplish this.

Securities and Exchange Commission

September 17, 2010

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 to explain how the Company’s technology allows the observation of “structural” variation. The Company respectfully submits that it has described the limitations of first and second generation sequencers in detail in the Business section and that it would be too detailed for the Prospectus Summary section.

22.	Please enhance your disclosure in the second bullet point to provide greater clarity as to the readlengths your product is currently capable of producing. We note in this regard that you disclose that your readlengths are greater than 1,000 base pairs “on average,” with “instances” of over 10,000 base pairs, and that “first generation” sequencing may be extended to 1,000 bases. Disclose the reasons for the varying readlengths.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 as requested.

In addition, the Company advises the Staff that it has demonstrated the readlength capability of its SMRT technology in the peer reviewed paper entitled “Real-Time DNA Sequencing from Single Polymerase Molecules,” Science, January 2 2009, Vol. 323, a copy of which will be supplementally provided to the Staff. These reads are derived from individual molecules and the termination of these reads stems from a single molecular event. These events, like all molecular events, are intrinsically random leaving uncertainty in the possible length of a particular sequencing reaction. The reason for the varying readlengths is that each sequencing reaction is an independent event, thereby producing a distribution of readlengths across each SMRT Cell.

23.	With reference to your third bullet point, please explain in an appropriate location whether first and second generation sequencing technology is capable of monitoring infectious disease and molecular pathology. If your technology is able to accomplish those applications only on a faster basis, please make that clear.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 4 as requested.

24.	Please revise the last bullet point in this section to clarify (1) how the kinetic information you describe ultimately relates to “play[ing] a critical role in diseases such as cancer” and (2) what this “critical role” is. Also disclose the basis for this belief. We also note from an article in Technology Review entitled “DNA in Real Time” that the polymerase molecule used in one of your wells is capable of incorporating 10 bases per second into the DNA strand. Since the date of that article was September 16, 2008, please update your disclosure to indicate the speed at which your current product is capable of incorporating DNA molecules and compare that to the speeds that typically occur in living cells. If the polymerization in your wells is operating at slower speeds than in a living cell, please explain whether this affects the comparability and significance of your kinetics results with those that occur in living human cells or in other living organisms. Please also indicate what type of DNA polymerase you are using and whether that type of polymerase affects the usability of your results for studying DNA methylation in the cells of human and other living organisms.

Securities and Exchange Commission

September 17, 2010

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 3, 4, 60 and 61 as requested. The Company will also supplementally provide the Staff with a recently published article, “Active DNA demethylation: many roads lead to Rome,” Nature Reviews – Molecular Cell Biology, September 2010, Vol. 11, which establishes as general scientific belief that kinetics of incorporation may be associated with DNA methylation which is believed to play a critical role in diseases such as cancer.

In addition, the Company advises the Staff that the sequencing speed of the initial commercial release system is targeted to be one to three bases per second. This has been clarified in the Business section on page 59.

This reflects optimal sequencing speed, whereas the Technology Review article described maximum sequencing speed. The optimal speed has been selected to drive overall performance for SMRT technology. In nature, polymerases operate over a wide range of speeds, from as low as a few bases per second (comparable with the Company’s system) up to a maximum observed speed of around 1,000 bases per second in the polymerase complexes responsible for replication in higher organisms. The impact of the polymerase speed is application-specific.

The Company’s DNA sequencing application requires sensitivity to detect chemical changes on the DNA and identify the positions of modified bases. The Company is currently using a genetically modified DNA polymerase as it has the sensitivity required to detect methylation.

Risks Affecting Us, page 4

25.	We note that many of the risk factors that you list here could apply to any issuer or offering. Please revise to present the most significant risk factors that make this offering speculative or risky. In addition, please expand your discussion of the risk factors to balance the positive elements that you have chosen to highlight in the rest of your prospectus summary. We note in this regard the contrast between the brief list of risk factors and the narrative discussion on pages 1 through 4. Revise accordingly.

Securities and Exchange Commission

September 17, 2010

The Company respectfully acknowledges the Staff’s comment and has revised the risk factors to present the most significant risk factors that make this offering speculative or risky. However, the Company respectfully submits that although the risk factors could apply to many issuers or offerings, such risk factors do in fact apply to the Company and do represent some of the most significant risk factors that make this offering speculative or risky. The Company has also expanded its discussion of the risk factors to balance the positive elements highlighted in the rest of the prospectus summary.

Risk Factors, page 9

We have limited experience in manufacturing our products . . . , page 12

26.	Please disclose any risks to your proprietary protections to the extent you currently or in the future outsource the manufacturing of any of your products.

In response to the Staff’s comment, the Company has expanded the risk factor titled “The measures that we use the protect the security of our intellectual property and other proprietary rights may not be adequate, which could result in the loss of legal protection for, and thereby diminish the value of, such intellectual property and other rights” on page 21 to note that the Company requires third party manufacturing partners to enter into confidentiality agreements, which agreements may be breached, and the Company may not have adequate remedies for any such breach.

We rely on other companies for the manufacture of components and sub-assemblies . . . , page 12

27.	Please reconcile the heading of this risk factor with your disclosure under “Manufacturing” on page 62, which appears to indicate that you currently do not outsource sub-assemblies to third parties. Please also expand your disclosure under this risk factor to clarify the extent to which required components are available only from a single source.

In response to the Staff’s comment, the Company has revised this risk factor to clarify that the Company does currently outsource certain components and sub-assemblies (i.e., the wafer fabrication and processing of SMRT Cells as disclosed under “Manufacturing” on page 62) and that the Company intends to outsource additional sub-assemblies in the future. The Company has also expanded this risk factor to clarify the extent to which required components are available only from a single source.

We may encounter difficulties in managing our growth . . . , page 13

28.	Since you have not yet commenced commercial sales of your products, please indicate the basis for your disclosure that you “expect to experience rapid and substantial growth.”

Securities and Exchange Commission

September 17, 2010

The Company respectfully acknowledges the Staff’s comment and advises the Staff that although the Company has not yet commenced commercial sales of its products, it has delivered seven limited production release instruments as of September 15, 2010 to customers participating in the limited production release program. The Company expects that all seven limited production release customers will accept such instruments after testing is completed and will ultimately accept the commercial release version. The launch of the commercial release version is expected in early 2011. The Company has approximately $15 million in backlog, which includes orders from customers not participating in the limited production release program. The Company continues to receive orders from additional customers. Given the anticipated number of instruments that the Company expects to sell, the Company believes it will experience rapid and substantial growth.

Our products could have unknown defects or errors . . . , page 15

29.	Please expand to state whether you offer a return policy or product warranty to customers, and if so, please disclose the material terms.

In response to the Staff’s comment, the Company has revised the disclosure in this risk factor to disclose the material terms of the Company’s warranty.

We are subject to existing and potential additional governmental regulation . . . , page 17

30.	Please expand this risk to include, or provide a cross-reference to, a discussion of the various material regulations to which you are subject and to clarify the material effects of compliance with such regulations.

In response to the Staff’s comment, the Company has revised the disclosure in this risk factor on pages 18 and 19 to cross-reference other risk factors relating to various material regulations to which the Company is subject and to clarify the material effects of compliance with such regulations.

If we fail to maintain proper and effective internal controls . . . , page 17

31.	Please revise to clarify what you mean by your statement that you “have in the past discovered . . . areas of [y]our internal financial accounting controls and procedures that need improvement,” and to specify the areas of concern. Clarify whether you took any remedial actions and the results of those actions.

Securities and Exchange Commission

September 17, 2010

In response to the Staff’s comment, the Company has revised its disclosure on page 19 and respectfully advises the Staff that, until recently, the Company has limited its accounting and internal control structure to meet the external financial reporting obligations required by the terms of the private equity purchased and held by its investors. The rapid growth of the Company’s operations and the planned initial public offering created a need for additional resources within the accounting and finance functions due to the increasing need to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company. The Company has since hired additional resources in the accounting and finance function and continues to reassess the sufficiency of finance personnel in response to these increasing demands and expectations.

Our ability to use net operating losses . . . , page 18

32.	Please quantify your available net operating losses that you currently are able to offset against future taxes. Indicate the likelihood that your offering will constitute another ownership change.

In response to the Staff’s comment, the Company has expanded its disclosure on page 20 to quantify the available net operating losses that the Company is currently able to offset against future taxes. The Company further respectfully refers the Staff to page F-24 for the disclosures of the Company’s available net operating losses totaling $152 million at December 31, 2009. Management is uncertain as to whether or not the offering will constitute an ownership change as it is unable to predict: a) potential shifts within its existing ownership pool prior to completion of the offering; and b) the investors and their relative ownership percentages in this offering. If the offering were to trigger an ownership change, the company’s current expected valuation would likely not affect the usability of net operating losses.

Some of the intellectual property that is important to our business . . . , page 19

33.	To the extent that you are substantially dependent on any licenses, please name the licensors in this risk factor and describe any specific risks that you face as a result of your agreements with them. If you are not substantially dependent on any one licensor, please clarify this fact and disclose the approximate number of licensors with which you have agreements.

In response to the Staff’s comment, the Company has revised this risk factor on page 21 to name the licensors with whom the Company has entered into material license agreements. The Company has also included a cross-reference to the Intellectual Property portion of the Business Section describing the termination rights of these licensors, which are the primary material risks relating to these agreements. The Company has also filed such license agreements as exhibits to the registration statement.

Securities and Exchange Commission

September 17, 2010

Risks Relating to Owning Our Common Stock and This Offering, page 22

34.	Please add a risk factor that addresses the percentage of your outstanding common stock following the completion of this offering that will be owned by the principal shareholders, including officers and directors, as listed on page 97. Discuss the extent to which these principal shareholders will control the composition of the board.

In response to the Staff’s comment, the Company has added a risk factor on page 26 that addresses the percentage of the outstanding common stock following the completion of this offering that will be owned by the principal shareholders, including officers and directors, as listed on page 103. After the completion of the offering, no one principal shareholder but the principal shareholders acting together may exert significant control over the composition of the Company’s board of directors.

If securities or industry analysts do not publish research or reports . . . , page 23

35.	Your disclosure indicates that you currently have analysts who cover your company. Please confirm if you currently are covered by analysts. If you are not currently covered, please revise your disclosure to indicate that you may not obtain analyst coverage.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 to indicate that it does not currently have analyst coverage and that it may not obtain any analyst coverage in the future.

Anti-takeover provisions in our charter documents and under Delaware law . . . , page 24

36.	Please expand to address the potential dilutive and anti-takeover effects that exist specifically in light the large amount of your authorized but unissued shares of common stock.

In response to the Staff’s comment, the Company has revised the disclosure in this risk factor on page 26 to note the potential dilutive effect with respect to the issuance of the authorized but unissued shares of common stock. In addition, the Company has added an additional risk factor on page 27 noting the potential dilutive effect of the authorized but unissued shares of capital stock.

Use of Proceeds, page 27

37.	Please revise to state the approximate amount of proceeds to be used for each stated purpose as set forth in the bulleted list in this section. Refer to Regulation S-K Item 504.

In response to the Staff’s comment, the Company has revised this disclosure to state the approximate amount of proceeds to be used for each stated purpose as set forth in the Use of Proceeds section of the prospectus.

Securities and Exchange Commission

September 17, 2010

Capitalization, page 28

38.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

In response to the Staff’s comment, the Company has removed the caption relating to cash and cash equivalents from the presentation of capitalization.

39.	We note from page F-28 that your outstanding convertible preferred stock and convertible junior preferred stock will convert automatically into common stock on a one-to-one basis based upon on certain conditions including a minimum amount of gross proceeds and minimum price per share. In connection with your pro forma presentation in this filing, please confirm to us that you currently expect the offering to meet all of the conditions for automatic conversion. If you subsequently conclude that the conditions may not be satisfied, please revise the filing accordingly.

The Company respectfully acknowledges the Staff’s comment and confirms that it currently expects the offering to meet all of the conditions for automatic conversion. If the Company subsequently concludes that the conditions may not be satisfied, the Company will revise the filing accordingly.

Dilution, page 30

40.	Please expand your disclosure to indicate how the numbers, amounts, average price per share and percentages would change if the full over allotment option is exercised.

In response to the Staff’s comment, the Company has revised its disclosure on page 32.

Management’s Discussion and Analysis of Financial Condition, page 34

MD&A Overview, page 34

41.	Please clarify the nature of the government grants upon which you have historically relied. Describe the material terms of these grants, including but not limited to the aggregate amounts and terms of the grants. Please also file any material agreements as exhibits.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has received grant awards from the National Human Genome Research Institute of the National Institutes of Health (the NIH) for purposes of advancing health through genome research. These awards provide cost reimbursement for certain types of research and development expenditures over a contractually defined period. The awards granted to the Company by the NIH are as follows:

Project Name	Grant Amount		Project Period
Real-time Multiplex Single-Molecule DNA Sequencing	$2,150,000		8/1/2005-5/31/2008
ARRA Grant (Supplement) Real-time Multiplex Single-Molecule DNA Sequencing	$714,406		9/30/2009-8/31/2010
Direct Single Base-Pair Real-Time DNA Methylation Sequencing	$595,011/year (2 years	)	9/30/2009-7/31/2011
Direct Real-Time Transcriptome Sequencing	$970,749		6/15/2010-3/31/2012

These grants were not deemed to be material by management. Accordingly these agreements have not been filed as exhibits.

Securities and Exchange Commission

September 17, 2010

Operating Expenses, page 35

42.	Please quantify the prototype expenses that you incurred in 2010 but that you do not expect to recur in 2011.

In response to the Staff’s comment, the Company has expanded its disclosure on page 37 to include prototype expenses incurred in 2010 that it does not expect to recur in 2011.

Critical Accounting Policies and Estimates, page 36

Valuation of Stock Based Awards, Common Stock and Warrants, page 36

43.	For each valuation date, describe how you determined the significant assumptions used in the valuations, including discount rates, the weighting between the income and market approaches, and the weighting within the Probability Weighted Expected Return Method. Include clear disclosure of the reasons for any significant changes in the weighting of items within the valuation and/or allocation methodologies.

Securities and Exchange Commission

September 17, 2010

In response to the Staff’s comment, the Company has expanded its disclosure on pages 42, 43 and 44 to clearly identify the key quantitative assumptions used in valuations, including discount rates, the weightings of income and market approaches and the weightings within the PWERM.

44.	Further to the above, we note your disclosure on page 39 that over time, the allocation methodology used to allocate your value transitioned from the Option Pricing Method to the Probability Weighted Expected Return Method. Please revise your disclosures to clarify for each valuation discussed herein which allocation methodology was used.

In response to the Staff’s comment, the Company revised its disclosure on page 41 as follows:

Over time, as certainty developed regarding possible discrete events, including an IPO, the allocation methodology utilized to allocate our value transitioned from the Option Pricing Method, or OPM, which was utilized through July 2009, to the Probability Weighted Expected Return Method, or PWERM, which has been utilized since December 2009.

Further, in response to Comment 43, the Company has expanded the disclosure on pages 40 and 41 for each valuation date to include the method used and key assumptions employed in applying the applicable method.

45.	Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range. Please note that we will delay our assessment of your stock based compensation pending inclusion of the estimated IPO price in the filing.

In response to the Staff’s comment, the Company has included additional disclosure on page 40 beneath the table of option grants as follows:

The intrinsic value of all outstanding options as of June 30, 2010 was $         million based on the estimated value of $         per share, the midpoint of the planned range of this offering.

The Company will update the requested information when the range has been determined.

The Company believes using the June 30, 2010 date is appropriate as it will correspond to the other disclosures in the document as of the same date.

Results of Operations, page 43.

46.	For each of the periods discussed and analyzed, please add a separate discussion for loss from operations and net losses.

Securities and Exchange Commission

September 17, 2010

In response to the Staff’s comment, the Company has expanded its disclosure on pages 46 through 48 to include the loss from operations and net losses in tabular form. This will allow the reader to readily see financial statement line items comprising loss from operation and net losses and refer to the narrative discussions for those line items in the following paragraphs.

Contractual Obligations, Commitments and Contingencies, page 47

47.	We note disclosure on page 48 and in Note 6 of the financial statements of amounts due under a facility financing obligation. We also note disclosure in Note 7 of the financial statements of minimum amounts due under license agreements. Please revise to include disclosure of these items in the contractual obligations table or otherwise explain to us how your presentation here complies with Regulation S-K Item 303(a)(5).

The Company respectfully acknowledges the Staff’s comment and expanded its disclosure on page 51 to include minimum amounts due under the facility financing obligation in the tabular disclosure and to expand disclosure of the terms of the license agreements in accordance with Regulation S-K Item 303(a)(5). The Company further advises the Staff that the license agreement amounts included in Note 7 are not included in the tabular disclosure of contractual obligations as it believes that it is impracticable to determine the amount to be included in the table as the license fees are not fixed and are cancellable.

Off-Balance Sheet Arrangements, page 48

48.	Please reconcile your disclosure here that you do not have any off-balance sheet arrangements with your disclosure on page F-23 regarding indemnification agreements. Alternatively, explain how your presentation here complies with Regulation S-K Item 303(a)(4)(ii)(A).

In response to the Staff’s comment, the Company has expanded its disclosure on page 51 to reconcile with its disclosure on page F-23 regarding indemnification agreements.

Business, page 49

49.	We note that you provide extensive background information on your industry in this section, yet provide comparatively little information describing your planned products, services, markets and customers. For example, we note that you do not describe the components of the “reagent kits” that are discussed at the top of page 57. It is also unclear from your disclosure on page 61 what specific markets you plan to address. For example, will the types of customers you describe at the bottom of page 61 use your system in different ways? Please note that your revised disclosure should be presented clearly so it is understandable to an investor who is not an expert in your industry.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 61, 63 and 66 of the prospectus to provide additional information describing the Company’s planned products, services, markets and customers.

Securities and Exchange Commission

September 17, 2010

50.	Please provide us with independent, objective support for your statements regarding the efficacy and accuracy of your technology. We note in this regard your disclosure at the top of page 53. Please also revise to ensure that your disclosure in this section is balanced, particularly in light of your risk factor disclosure on page 10 that your products will include “unproven” technology.

The Company respectfully notes that the statement on page 57 relates to the natural process of DNA replication, which is generally recognized as an efficient and accurate process. In addition, the Company is supplementally providing the Staff with signed customer acceptances which substantiate the Company’s statements regarding the accuracy of its technology. The Company further advises the Staff that it has revised its disclosure to clarify that the Company’s technology is not unproven as noted in its response to Comment 6 above.

Pacific Biosciences’ Solutions – The Third Generation, page 52

51.	We understand that error correction is a property of some DNA polymerases and is a process that corrects mistakes in DNA strands undergoing synthesis by removing a base that has been incorrectly inserted into the strand and then replacing it with the appropriate base. In this regard, please disclose whether your SMRT technology would recognize a base that is added, and then removed, as a part of your DNA sequence analysis and how this would affect your results. Also, if there are insertion or deletion errors that are not corrected, please disclose how that would affect the results of your sequencing analysis. Disclose any known limitations or error rates that result from the foregoing and the known frequency of such limitations or error rates that you have experienced to date.

The Company respectfully advises the Staff that regardless of the source (i.e., DNA polymerase properties or other), potential errors such as insertion and deletion errors described in the Staff’s comment are common to all sequencing methods. These errors are generally mitigated through data analyses and consensus sequencing methods which involve repeated sequencing of the DNA strand. As described on page 61, the PacBio RS that has the ability to achieve a 99.99% finished accuracy rate, which is commensurate with leading second generation sequencing systems. The Company respectfully submits that because these types of potential errors would not affect the results of a DNA sequencing analysis, additional disclosure in the prospectus regarding error rates and correction are not required and could even be misleading to potential investors.

Putting the Three Innovations Together, page 55

52.	Please clarify the meaning of the second graphic in this section. Explain the background noise and the scale used in your graphic.

The Company respectfully acknowledges the Staff’s comment and has clarified the narrative description of the graphics in this section in order to clarify the meaning of the second graphic in this section. The Company notes that the y-axis is the relative light intensity and the x-axis is time measured in milliseconds. The graphic has been revised to reflect these labels.

Securities and Exchange Commission

September 17, 2010

SMRT Transcription, page 60

53.	Explain how your SMRT detection provides the ability to “directly observe” in “real time” the “regulation” of transcription of a gene into an RNA message. Since we understand from your disclosure regarding the Central Dogma of Molecular Biology that the RNA polymerase would translate based on the DNA template, please clarify why this application would be valuable.

In response to the Staff’s comment, the Company hereby respectfully advises the Staff that its SMRT technology is capable of directly observing in real time the regulation of transcription of a gene into an RNA message. Internal studies have demonstrated that RNA synthesis may be achieved by replacement of the DNA polymerase with an RNA polymerase, and the exchange of the phospholinked substrates with their RNA counterparts. The remaining elements of the system are conceptually the same. While the content of the message can be read by current techniques, the events leading to the expression of a specific RNA molecule are not observed. For example, it is established that many genes are transcribed into multiple RNA molecules, defined as splice variants. However, the specific signals leading to these alternative splicing events are not fully understood so any information provided by the SMRT technology will be useful to researchers. The Company has revised its disclosure on page 65 accordingly.

SMRT Translation, page 61

54.	We note your disclosure that the levels of mRNA do not always correlate with the amounts of the corresponding protein production as a result of regulatory mechanisms such as miRNA binding. To the extent that your wells do not contain similar amounts of miRNA or other regulatory molecules as would occur in a living cell, please clarify how your systems quantify and measure the levels of protein production in a way that would be useful for understanding intracellular biological processes.

In response to the Staff’s comment regarding the presence of miRNA, the Company respectfully advises the Staff that, as a future application, in a future translation assay the Company will endeavor to develop methods that would provide appropriate quantification and relevant, informative data.

Customers, page 61

55.	Please tell us whether the entities disclosed in this section represent a complete list of your current customers. If not, please tell us what objective criteria you used to select the customers disclosed in this section and whether any other entities that satisfy the criteria were omitted.

Securities and Exchange Commission

September 17, 2010

In response to the Staff’s comment, the Company hereby respectfully advises the Staff that the entities listed as its customers on page [66] are all of its customers who have ordered limited production release instruments. All of the Company’s limited production release customers have agreed that the Company may publicly disclose their identities.

56.	Please explain in greater detail the “limited production release program” described in this section, including the types of instruments for which you received orders and how these instruments differ from your planned commercial product. Clarify the material terms of the agreements related to this program; we note in this regard your disclosure on page 35 that the program “will not result in revenue recognition as the contracts pursuant to which the units were delivered require the delivery of a full commercial release unit.”

In response to the Staff’s comment, the Company has revised this section of the prospectus on page 66 to more fully describe the limited production release program. The disclosure now describes that limited production release instruments have lower performance parameters than the Company expects its commercial release version to achieve. The Company has also disclosed the material terms of the agreements connected with the limited production release program, including certain payment terms. This is now consistent with the disclosure on page 37 of the prospectus.

57.	Please disclose any positive or negative feedback that you have received from the entities that are using your products as part of the limited production release program.

In response to the Staff’s comment, the Company respectfully advises the Staff that the limited production release program was designed to help the Company garner quality feedback on the product prior to its full commercial launch. The Company is in regular and frequent contact with its limited production release customers who have received the Company’s instrument, and such customers consistently provide the Company with feedback. The Company has revised its disclosure on page 66 to more fully describe the limited production release program. To date, the Company has not received any material negative feedback, and the Company expects that of the seven customers who have received a limited production release instrument as of September 15, 2010, all will accept such instruments after testing is completed and will ultimately accept the commercial release version.

Backlog, page 62

58.	Please revise to indicate the portion of backlog orders that are not reasonably expected to be filled in the current fiscal year. Clarify whether the backlog includes government orders that are not yet funded or contracts that have been awarded but are not yet signed. See Regulation S-K Item 101(c)(1)(viii).

Securities and Exchange Commission

September 17, 2010

In response to the Staff’s comment, the Company has revised this section of the prospectus on page 66 to clarify that it expects to deliver all orders in the backlog by December 31, 2011; however, the Company does not expect to recognize revenues on any orders in the current fiscal year. In addition the Company has clarified in this section of the prospectus that orders include purchase orders or signed contracts. With regard to the Staff’s comment on potentially unfunded government orders, the Company respectfully submits that it must rely on its customers’ representation that orders they have placed with the Company have been adequately funded. If the Company were to be made aware that any order placed with it was not funded or encumbered in some way, the Company would consider such circumstances in determining whether or not an order was firm. There were no such circumstances in connection with the orders included in this disclosure of backlog.

Research and Development, page 62

59.	Please expand your disclosure in this section to disclose the estimated amount spent in each of the last three fiscal years on company sponsored-research and development.

In response to the Staff’s comment, the Company has revised this section of the prospectus on page 67 to disclose the estimated amount spent in each of the last three fiscal years on Company-sponsored research and development.

Intellectual Property, page 63

60.	Please explain what you mean by “government march-in rights” and include any appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 to clarify the discussion of “government march-in rights.” The U.S. government may disregard the Company’s exclusive patent rights on its own behalf or on behalf of third parties by imposing licenses in certain circumstances, such as if the patent holder fails to achieve practical application of the U.S. government-funded technology, because such action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. The Company has also added a risk factor relating to government march-in rights.

Legal Proceedings, page 65

61.	We note that Helicos Biosciences Corporation recently filed a patent infringement lawsuit against you. Please revise your disclosure in this section to address the lawsuit and provide the disclosure required by Regulation S-K Item 103. Also revise your risk factor disclosure on page 21 under the heading “[w]e could in the future be subject to legal proceedings . . . ,” or provide risk factor disclosure under a separate heading, as appropriate.

Securities and Exchange Commission

September 17, 2010

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Legal Proceedings section on page 70 to address the patent infringement lawsuit filed by Helicos Biosciences Corporation. The Company has also revised the risk factor disclosure on page 23 to address this lawsuit.

Director Independence, page 68

62.	Please explain in greater detail how the board of directors determined that Messrs. Byers, Ericson and Singer and Dr. Hunkapiller qualify as “independent directors” given their beneficial stock ownership and that their affiliates are parties to your investor rights agreement.

The Company respectfully informs the Staff that the Company’s Board of Directors has determined that Messrs. Byers, Ericson and Singer and Dr. Hunkapiller qualify as “independent directors” based on applicable stock exchange listing standards, notwithstanding the stock ownership of their affiliates and such affiliates being parties to the Company’s investor rights agreement.

Mr. Byers is a Managing Partner of Kleiner Perkins Caufield & Byers (“KPCB”), which holds approximately 10% of the Company’s outstanding stock on an as-converted basis prior to the offering. Mr. Ericson is a Managing Partner of Mohr Davidow Ventures (“MDV”) which holds approximately 12% of the Company’s outstanding stock on an as-converted basis prior to the offering. Mr. Singer is a Limited Partner of Maverick Capital Ltd. (“Maverick”), which holds approximately 9% of the Company’s outstanding stock on an as-converted basis prior to the offering. Dr. Hunkapiller is a General Partner of Alloy Ventures (“Alloy”), which holds approximately 7% of the Company’s outstanding stock on an as-converted basis prior to the offering. Given the anticipated size of this offering, the holdings of KPCB and MDV post-offering will likely fall below 10% of the Company’s voting securities, and the holdings of Maverick and Alloy will also be reduced. Under NASDAQ Marketplace Rules, ownership of a significant amount of stock is not a per se bar to independence. Messrs. Byers, Ericson and Singer and Dr. Hunkapiller do not currently receive any compensation from the Company nor have they received any such compensation in the past. The Board of Directors has made an affirmative determination that Messrs. Byers, Ericson and Singer and Dr. Hunkapiller do not have any other relationships that would impair their independence, based on all the facts and circumstances known to the Company and to the other members of the Board of Directors.

The Company’s Board of Directors has taken into consideration the fact that affiliates of Messrs. Byers, Ericson and Singer and Dr. Hunkapiller are parties to the Company’s investor rights agreement. However, the Board of Directors has determined that the rights afforded to the parties under such agreement do not impair the independence of Messrs. Byers, Ericson and Singer and Dr. Hunkapiller.

Securities and Exchange Commission

September 17, 2010

Executive Compensation, page 73

63.	We note that you have not included any disclosure in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, the Company’s management, including senior members of the Company’s human resources department, reviewed the Company’s compensation policies and practices to assess whether such policies and practices as they relate to the Company’s employees are reasonably likely to have a material adverse effect on the Company. The Company concluded that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company and that no disclosure in response to Item 402(s) of Regulation S-K was necessary. In reaching such conclusion, the Company considered the following factors:

•	substantially all employees receive a substantial majority of their cash compensation in the form of base salary, which the Company believes does not encourage excessive risk taking;

•

although certain of the Company’s employees are awarded performance-based cash bonuses based on the achievement of performance objectives, the Company believes that the performance objectives are aligned with the long-term goals of the Company and stockholder interests and create a balanced risk and reward structure that incentivizes such employees but does not encourage excessive risk taking;

•

substantially all of the equity awards granted to employees are subject to multi-year time-based vesting, which require an employee remain employed by the Company for a period of years in order to receive the full benefit of any awards; and

•

the Company’s annual compensation review and performance evaluation process does not focus entirely on the Company’s financial results but considers other factors that the Company believes do not encourage excessive risk taking, such as management and technical skills, team building, integrity and mentoring skills.

Peer Group, page 74

64.	We note your disclosure that your peer group “includes” the companies listed on page 75. Please clarify whether this represents all peer group companies, or revise your disclosure accordingly. See Regulation S-K Item 402(b)(2)(xiv).

The Company acknowledges the Staff’s comment and clarifies that the companies listed on page 81 comprises all of the companies in the Company’s peer group. The Company has revised this disclosure accordingly.

Securities and Exchange Commission

September 17, 2010

65.	It is unclear from your existing disclosure how you use comparative compensation information to determine actual compensation. For example, we note your belief that a review of comparative information provides you “with appropriate compensation benchmarks.” Please revise to disclose the benchmark used for each component of your compensation program. For example, while we note from your disclosure on page 76 that you target “at or near the midpoint of executives in similar positions” with respect to base salary, it is unclear whether you benchmark for other elements of compensation or for compensation in the aggregate. See Regulation S-K Item 402(b)(2)(xiv). Your revised disclosure should also clarify whether actual compensation paid for each component and in the aggregate deviates from the benchmark, and if so, the reasons why. We note in this regard your disclosure at the bottom of page 75 that “[t]he base salaries of [y]our executive officers may in some instances be lower than market...” To the extent that you use benchmarks that differ among your named executive officers, please also explain why; we note your disclosure at the top of page 76 that you have developed a bonus target “to allow [y]our executives, other than [y]our Chief Executive Officer, to earn total cash compensation at the mid-level for [y]our peer group . . . .”

In response to the Staff’s comment, the Company has revised its disclosure on page 81 to disclose the benchmark used for each component of the Company’s compensation program. The revised disclosure also clarifies whether and why actual compensation paid for each component and in the aggregate deviates from the benchmark.

Components of Our Executive Compensation Program, page 75

66.	Please revise to explain in greater detail how you determine base salary for your named executive officers, focusing on how you consider the specific “individual skills” and “performance contributions” of the named executive officers. Refer to Regulation S-K Item 402(b)(2)(vii). Similarly, please expand your disclosure on page 76 to explain what contributions by Mr. Phillips led to the decision to increase his base salary significantly in February 2010.

In response to the Staff’s comment, the Company has revised its disclosure to explain in greater detail how base salary is determined for named executive officers and the contributions by Mr. Phillips that led to the decision to increase his base salary in February 2010.

67.	Please expand your disclosure to clarify the nature of the “quarterly bonus commitment” paid to Mr. Phillips. For example, while we note your cited need for retention, it is unclear whether this bonus was a fixed amount and whether you will continue to pay this amount to Mr. Phillips. We note in this regard your disclosure at the top of page 76. Please also file the contractual agreement with Mr. Phillips discussed in footnote (2) to the summary compensation table on page 81.

Securities and Exchange Commission

September 17, 2010

In response to the Staff’s comment, the Company has expanded its disclosure to clarify the nature of the “quarterly bonus commitment” paid to Mr. Phillips. The Company respectfully advises the Staff that the contractual bonus commitment to Mr. Phillips expired in 2008 and the Company has deleted footnote (2) to the summary compensation table on page 87.

Executive Officer Compensation, page 76

68.	Please expand to disclose the specific “quarterly deliverables” and “major goals” that were required to be achieved by Mr. Martin in order to receive his bonus payment for 2009. See Regulation S-K Item 402(b)(v).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has disclosed that Mr. Martin’s quarterly deliverables relate to products, finance, organization and personnel and his major goals relate to conserving cash, product development timeline and market strategies. The Company respectfully submits that disclosure of the specific deliverables and goals to be achieved by Mr. Martin in order to receive his bonus payment for 2009 is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

The specific quarterly deliverables and major goals constitute “commercial or financial information” under Exemption 4 as they relate to the Company’s commercial and financial targets.

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4. Accordingly, the second prong under Exemption 4 has been satisfied.

Securities and Exchange Commission

September 17, 2010

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.

As noted in the prospectus, Mr. Martin’s bonus payment for 2009 was determined 50% based on actual achievement of certain quarterly deliverables relating to products, finance, organization and personnel, and 50% based on the Company’s Board of Directors’ assessment of Mr. Martin’s progress toward certain major goals set by the Board of Directors relating to conserving cash, the product development timeline and developing and executing market strategies. The Company’s plans relating to its products, finance, organization and personnel, as well as its plans for conserving cash, its product development timeline and its market strategies represent the Company’s confidential internal goals for its business, financial and operational strategies. None of this information is released or disclosed to the public.

The Company believes that disclosure of the performance targets would cause substantial harm to its competitive position. If the Company is required to disclose the performance target levels, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including: designated plans for growth, profitability, areas of product research or development; timing of product launch; allocation of resources; and changes in direction.

The Company’s competitors could use such information to unfairly compete with the Company, which would clearly be harmful to the Company’s business and its future operations. For example, competitors could use such information to recruit employees away from the Company or to retain their own employees by offering similar incentives. In addition, competitors could implement tactics to prevent the Company from achieving its strategies. For example, the disclosure of the Company’s product development timeline would allow competitors to gauge its production processes and competitors could launch similar products earlier than the Company’s timing target, thereby giving the competitors an unfair competitive advantage. In addition, the Company’s competitors that are not publicly traded have no comparable reporting requirements. Disclosure of the Company’s performance target levels without a corresponding opportunity to access similar information from its competitors would place the Company at a strategic disadvantage.

Securities and Exchange Commission

September 17, 2010

Furthermore, disclosure of historical performance target levels would allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to similar risks. The Company may also have multi-year strategies that would be harmed by disclosure of historical performance targets.

The Company believes disclosure of the performance targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders. The Company believes that access to its performance target levels by its competitors would allow them to use the information against the Company, affecting its future plans and strategies and making its ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to its future financial performance.

Certain Relationships and Related Party Transactions, page 92

69.	Please tell us why you have not provided disclosure of the collaboration agreement with Gen-Probe, a 5% or greater shareholder, as discussed on page 64 of your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure under the Certain Relationships and Related Party Transactions section on page 100 to discuss the collaboration agreement with Gen-Probe.

Principal Stockholders, page 96

70.	Please disclose the natural person or persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers with respect to your shares held by each entity named in the table.

In response to the Staff’s comment, the Company has revised the footnotes to the Principal Stockholders table to disclose the natural person or persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers with respect to the Company’s shares held by each entity named in the table.

Securities and Exchange Commission

September 17, 2010

Index to Financial Statements. Page F-1

Note 1, Overview, page F-10

71.	We note your disclosure that you report as a development stage enterprise since planned principal operations have not yet commenced. We note elsewhere in the filing, including on pages 61-62 that you have commenced marketing and sales activity. We also note that you have begun distributing limited production release units and that you have received orders from customers totaling approximately $15 million as of June 30, 2010. Please explain to us in greater detail how you have evaluated the provisions of Topic 915 of the FASB Accounting Standards Codification.

The Company respectfully advises the Staff of the Company’s evaluation related to its disclosure as a development stage enterprise.

Topic 915 of the FASB Accounting Codification states:

“For purposes of this section, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a. Planned principal operations have not commenced.

b. Planned principal operations have commenced, but there has been no significant revenue therefrom.

A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning;, raising capital; exploring natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant equipment or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production. The point at which an enterprise ceases to be in the development stage, and, therefore, need not present the cumulative amounts since its inception … must be evaluated in each case.”

The Company’s focus is on developing and introducing a third generation sequencing platform and since inception substantially all of the Company’s costs are associated with many of the “Development Stage Enterprise” activities described by Topic 915. Inception to date, the Company has incurred $206.7 million (or 81% of total operating expenses) on research and development expenses to further the development of the SMRT Cell technology platform. The Company continues to increase the amount of sales, general and administration expenses incurred to develop new markets and potential partners through commencing marketing and sales activities, yet the Company has no revenue from its FCR units. The Company has relied on private equity financing to fund operations.

The Company acknowledges the Staff’s insight into the statements regarding backlog as an indicator that planned operations may have commenced, but the fact that there been no revenue on the units, the Company concluded that it qualifies as a development stage enterprise under the guidance. In addition, please note that LPR units shipped were of a limited production nature and are subject to a test period and after full commercial release, are upgraded to a commercial release version of the PacBio RS.

The Company expects its full commercial units to launch early 2011, which at that time the Company will have commenced its “planned principal operations”.

Securities and Exchange Commission

September 17, 2010

Note 2. Summary of Significant Accounting Policies, page F-10

Unaudited Interim Financial Information, page F-10

72.	Revise this note, as appropriate, to also discuss the presentation of the statements of operations and cash flows for the period from July 14, 2000 (date of inception) to June 30, 2010.

In response to the Staff’s comment, the Company has revised its disclosure on page F-10 as requested.

Revenue Recognition, page F-14

73.	We note that you recognize as revenue cost reimbursements from government grants. Please provide us with your analysis of the accounting for government grants. Explain why you concluded such cost reimbursements should be recorded as revenues. Cite any authoritative accounting literature you relied on in setting your accounting policy.

The Company has received grant awards from the National Institute of Health (“NIH”) on a fixed price, best efforts basis. For government-sponsored research and development grants, the AICPA industry guide, Audits of Federal Government Contractors, addresses certain best-efforts research and development cost-sharing arrangements. In accordance with the guide, the amounts funded by the government should be recognized as an offset to the contractor's research and development expense if the government is the sole or principal expected ultimate customer for the research and development activity or products directly resulting from the research and development activity subject to the arrangements. Based on the terms of the Company’s grant agreements with NIH, the government is not deemed to be the sole or principal expected ultimate customer of the research and development results. Accordingly the accounting for the government grants the Company has received are not subject to the provisions of the AICPA guide.

Outside of the accounting for government grants where the federal government is the sole customer, US GAAP provides limited guidance on the accounting for government grants received by for-profit companies. As such the Company has considered the US GAAP guidance related to general revenue recognition and the guidance related to income statement classification for R&D reimbursements.

In accordance with SAB Topic 13 revenue generally is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Management believes revenue recognition for the amount of the qualifying expenditure is appropriate given the following analogy to the SAB Topic 13 criteria for revenue recognition:

•	Management has previously obtained a notice of award from the government agency having authority to obligate the respective parties to the grant (i.e., evidence of an arrangement).

•

The actual amount of the qualifying reimbursement expenditure is known because it has been incurred, through the transfer of cash or other company assets, in the process of performing R&D activities consistent with those specified in the government grant (i.e., fixed or determinable price).

•

At the point in time an R&D expenditure that qualifies for reimbursement under the terms of the Company's government grants has been incurred, the R&D activities have been performed (i.e. delivery/performance).

•

Although government agencies maintain the right to adjust the total amount committed under grants in the event government appropriations change, once a qualifying expenditure has been incurred, the government agency no longer has the ability to avoid payment under the Company's grant terms (i.e., collectability).

In accordance with ASC 605-45, Principal Agent Considerations, an entity is determined to be the principal and revenue should be recorded on a gross basis in transactions where the entity has the discretion to choose suppliers, is involved in determining the nature, type, characteristics, or specifications of the product or services, bears credit risk and performs part of the services. ASC 605-45 also notes that reimbursements received for out-of-pocket expenses incurred shall be characterized as revenue in the income statement. Under the grant awards, the Company has discretion to choose suppliers, determines the nature, type and specifications of the research activities, bears the credit risk in the event the grant is not received and performs all of the research and development services. Accordingly, the Company is considered to be the principal of the research and development activities.

The analogy to US GAAP revenue recognition rules, combined with the conclusions in ASC 605-45 were significant considerations used by management in determining the accounting and classification for government grants.

In the absence of specific US GAAP guidance related to government grants, the Company also considered the guidance provided in IAS ("International Accounting Standards") 20, Accounting for Government Grants of Government Assistance which states that government grants shall not be recognized until there is reasonable assurance that: (a) the entity will comply with the conditions attached to them; and (b) the grants will be received. IAS 20 further states that government grants shall be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Therefore, considering all of the abovementioned guidance, the Company concluded that the NIH grants should be recorded as revenue when the related costs are incurred and it has met all the conditions under which the government grants were provided.

Securities and Exchange Commission

September 17, 2010

Convertible Preferred Stock Warrants, page F-18

74.	We note that upon a qualified initial public offering, the unexercised warrants will be automatically converted into warrants to purchase common stock. We further note your disclosure here and in pro forma presentations throughout the filing that upon conversion, the liability related to the convertible preferred stock warrants will be reclassified to additional paid-in capital. Please revise to describe the material terms of the post-conversion common stock warrants. In addition, provide us with your analysis of the accounting for the post-conversion common stock warrants.

The Company respectfully directs the Staff’s attention to page F-28 for complete disclosure of the facts and circumstances giving rise to the warrants as well as a discussion of the material terms of the convertible preferred stock warrants. The pre-conversion and post-conversion terms of the warrants will remain largely identical with the exception of the conversion feature and the potential for possible redemption under certain circumstances outside of the Company’s control which resides in the convertible preferred stock but will lapse upon replacement of the underlying class of equity to common stock.

In evaluating the post-conversion accounting for the Company’s common stock warrants, the Company determined that liability classification of its preferred stock warrants, previously required pursuant to ASC 480, will cease upon conversion of underlying convertible preferred stock, a temporary or mezzanine equity instrument, into common stock, a permanent equity instrument.

The Company then considered ASC 815. ASC 815-10 establishes the accounting and reporting standards for derivative instruments. When determining whether the common stock warrants were within the scope of ASC 815-10, the Company considered the scope exceptions provided for by ASC 815-10, which states that if the contract issued is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position, the contract is not subject to derivative accounting and thus not subject to the guidance in ASC 815-10. The Company notes that the common stock warrants will be indexed solely to its common stock and thus, the first criterion will be satisfied.

The Company then considered whether the warrants will meet the second criterion for a scope exception under ASC 815-10. In assessing whether the warrants would be classified in stockholders’ equity in the Company’s statement of financial position, the Company analyzed the guidance provided by ASC 815-40. ASC 815-40 provides guidance on the proper recognition, measurement, and classification of certain freestanding financial instruments that are indexed to, and potentially settled in, an entity’s own stock.

After analysis of the conditions specified in ASC 815-40-25-11 through ASC 815-40-25-35 management determined that there will be no provisions in the terms of the common stock warrants, issued upon conversion of preferred stock to common stock upon the completion of a qualifying IPO, that will subject the Company to a potential requirement to provide cash or net-cash settlement to the holders of the common stock warrants.

Because the underlying stock will not be mandatorily redeemable pursuant to ASC 480 and because the criteria for equity classification under ASC 815 will have been satisfied, the Company concluded that the common stock warrants issued to replace preferred stock warrants upon the occurrence of a qualifying IPO will be classified as equity and therefore will be reclassified to additional paid-in capital.

Securities and Exchange Commission

September 17, 2010

Note 11. Stock Option Plans, page 30

75.	Please revise to disclose the weighted average grant date fair value of options granted during each year ended December 31, 2007, 2008 and 2009 and the six-month periods ended June 30, 2009 and 2010. Refer to paragraph 718-10-50-2(d)(1) of the FASB Accounting Standards Codification.

The Company respectfully refers the Staff to this disclosure on page F-35.

Securities and Exchange Commission

September 17, 2010

Item 15. Recent sales of unregistered securities, page II-2

76.	We refer to the second bullet point at the bottom of page II-2. Please revise to clarify which exemption from registration was claimed for each transaction; we note in this regard your reference to “Section 4(2) of the Securities Act, or Rule 506 of the Regulation D.” If your disclosure in response to this comment reveals reliance on Regulation D, please tell us when you filed the related Form D.

In response to the Staff’s comment, the Company respectfully advises the Staff that the sale and issuance of its Series E convertible preferred stock was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D. The Company filed a Form D with the Securities and Exchange Commission on July 25, 2008. The sale and issuance of the Company’s Series F convertible preferred stock was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act.

The Company has revised its disclosure in this section of the registration statement on page II-2 to clarify which exemption from registration was claimed for each transaction.

Item 16. Exhibits and financial statements schedules, page 11-3

77.	We note your pending request for confidential treatment. We will provide any comments on your request in a separate letter. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

The Company respectfully acknowledges the Staff’s comment.

Signatures, page 11-6

78.	Note that your controller or principal accounting officer must sign the registration statement. Refer to instruction 1 to the Signatures portion of Form S-1. Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the principal accounting officer has signed Amendment No. 1 to the registration statement.

Exhibit 23.1

79.	Please provide an updated consent from your independent auditor as required by Regulation S-K Item 601(b)(23)(i) prior to requesting effectiveness.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide an updated consent from its independent auditor as required by Regulation S-K Item 601(b)(23)(i) prior to requesting effectiveness.

* * * * *

Securities and Exchange Commission

September 17, 2010

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Larry W. Sonsini, Donna M. Petkanics or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Glenn J. Luinenburg Glenn J. Luinenburg

Enclosures

cc (w/encl.):	Hugh C. Martin
Matthew B. Murphy
Pacific Biosciences of California, Inc.

Larry W. Sonsini, Esq.
Donna M. Petkanics, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Esq.
Davis Polk & Wardwell LLP

Tracy Lefteroff
Jeff Womer
PricewaterhouseCoopers LLP